Exhibit 12.1

Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

Year ended December 31,	2010		2009		2008
Earnings:
Net earnings before income taxes	$195.2		$237.1		$227.0
Less: capitalized interest	(1.3)		(1.3)		(0.7)
Plus: fixed charges	26.9		29.2		46.4
	$220.8		$265.0		$272.7

Fixed Charges:
Interest charges	$22.7		$25.8		$41.6
Capitalized interest	1.3		1.3		0.7
Plus interest factor in operating rent expense	2.9		2.1		4.1
	$26.9		$29.2		$46.4

Ratio of earning to fixed charges	8.21	x	9.08	x	5.88	x